175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232 Michael.hicks@omnova.com

Michael E. Hicks

Senior Vice President and

Chief Financial Officer

May 12, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Pamela Long, Assistant Director Tracey McKoy, Staff Accountant Sherry Haywood, Staff Attorney

Re:	OMNOVA Solutions Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 18, 2011
File No. 333-172196

Ladies and Gentlemen:

OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 2, 2011 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 2 to the Registration Statement.

S-4

Disclosure Regarding Forward-Looking Statements, page ii

1.	We note your response to comment 3 of our letter dated March 10, 2011. We note your disclosure in the first full paragraph after the bullet points on page iv, as well as the introductory paragraph for the section entitled “Risk Factors” beginning on page 20. Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you. Such qualifications and limitations are inappropriate.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See pages iv and 20.

Unaudited Pro Forma Combined Balance Sheets, page 36

2.	We note you completed your acquisition of Eliokem on December 9, 2010 and that you present financial statements for the period ended February 28, 2011. As such, your balance sheet as of February 28, 2011 includes the acquisition of Eliokem. Given this, please explain your rationale for presenting a pro forma balance sheet as of November 30, 2010.

Response: Although the pro forma balance sheet was not required in the Form S-4 under Rule 11-01(a) of Article 11 of Regulation S-X, the Company previously included it in the offering memorandum used in conjunction with the offering of the Company’s outstanding 7.875% senior notes due 2018 that are the subject of the exchange offer and, therefore, the Company believed the pro forma balance sheet and related notes would be helpful to investors. However, in response to the Staff’s comment, the Company has reconsidered that position and has revised the Form S-4 by removing the November 30, 2010 pro forma balance sheet, its related notes and the references to the pro forma balance sheet data that were included in the Form S-4. See pages 14 and 15 and page 34 through page 39.

Management’s Discussion and Analysis, page 47

3.	We note the changes made in response to comment 7 of our letter dated March 10, 2011. Please provide additional information and analysis relating to the significant changes, trends and events discussed in MD&A to allow an investor to understand the business through the eyes of management. For example on page 54, you attribute the 15% and 16% increases in Paper and Specialty Chemicals’ volumes to “market demand, increased market share and new product introductions” without a discussion of the underlying reasons for changes in market demand and market share or identification and discussion of the new product introductions. As another example, Carpet Chemicals volumes were down in the most recent annual and interim periods. It is not clear whether they were down from 2008 to 2009, but net sales for the Paper and Carpet Chemicals product line decreased to $249.2 million during 2009 compared to $337.0 million during 2008. However, we do not note any discussion of the underlying reasons for the decline in Carpet Chemicals volumes during these periods, whether the higher selling prices exhibited by the segment also applied to Carpet Chemicals, analysis of any trends, or discussion of management’s expectations. These are two specific examples and are merely representative of issues noted throughout your discussion. Please revise the discussion of results and operations accordingly.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. The Company has updated its MD&A commentary to address the Staff’s comment concerning the Company’s results of operations and significant trends and events affecting those results. See pages 47, 48, 50, 51, 53 and 54.

4.

We note the additional disclosure on top of page 48 in response to comment 8 of our letter dated March 10, 2011. Please expand this discussion to provide a detailed and appropriately quantified analysis of raw material costs and surcharges that provides investors an understanding through the eyes of management of the impact of changes in the cost of your raw materials and plans to manage them. Given the importance of raw materials markets to your operations, discussion and analysis of the market for specific raw materials (e.g. styrene, butadiene, etc.) may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these

United States Securities and Exchange Commission

May 12, 2011

markets. Possible disclosure should include the following, considering materiality and usefulness to an investor:

•	Disclose the expected impact of recent changes in the price of the raw material on profitability over the next few quarters as the raw material is processed and related revenue is earned.

•	Disclose the approximate quantity of key raw materials that go into producing a set quantity of your products.

•

Provide an expanded discussion of your contract mechanisms for recovering increases in costs, including index-based adjustments and repricing. Explain whether the index-based adjustments allow you to recover the entire increase in the cost of a raw material or whether they are defined to recover a specific portion. Discuss the lag between an increase in the cost of a raw material and your ability to recover a portion of the cost and, as practicable, quantify the impact of these lags and other limitations on your ability to recover increased costs. Discuss the impact of these contract provisions during a period of declining raw material costs.

•	Discuss other limitations on your ability to recover increases in raw materials prices, e.g. limitations imposed by the market for your finished goods.

•

Discuss any events or trends in the markets for your important raw materials, such as new suppliers and production capacity, potential price effects from competition with related raw materials, and similar matters that are reasonably likely to affect your operations.

Response: The Company has revised the Form S-4 in response to the Staff’s comments. The Company has updated its MD&A commentary to address the Staff’s comments concerning the changes in the cost of raw materials to the Company and the Company’s plans to manage such costs. See page 43. Additionally, the Company wishes to point out the following:

•

While the sales price index contracts are designed to maintain margins in periods of rising or declining raw material costs, the impact of the non-indexed sales contracts on future profitability is difficult to predict and is also subject to such matters as competitive price pressures, as disclosed in our revised MD&A on page 43.

•

The formulations and technologies used in the production of the hundreds of products that the Company manufactures allow for numerous permeations of the quantities of raw materials used to produce our products. The Company believes it is impractical to quantify the amount used in producing a set quantity of our products; however, we have included on page 43 disclosure of the historical quantity purchased and the estimated current year purchases of our two primary raw materials, styrene and butadiene.

•

While the Company has included expanded discussion of mechanisms used to recover increases in costs and potential lags in realizing and recovering price changes, the Company is unable to quantify with any degree of certainty the impact

United States Securities and Exchange Commission

May 12, 2011

of any such lags because the Company does not regularly review or analyze the impact of the lag in cost recovery.

•	The Company’s primary limitation on its ability to recover increases in raw material costs is competitive price competition. The Company has included this disclosure on page 43.

•	The Company’s primary raw materials are generally available worldwide and disclosure has been included to that effect on page 43, including any known material trends that may impact supply.

Legal Opinion, Exhibit 5.1

5.	Please revise the legal opinion to remove the references to Eliokem Topco, Inc. Eliokem, Inc. and Archwood Land & Building Company, LLC.

Response: The Company has revised the legal opinion filed as an exhibit to the Form S-4 in response to the Staff’s comment. See Exhibit 5.1 to the Form S-4.

*        *        *

In connection with the above response, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-869-4200.

Sincerely,

/s/ Michael E. Hicks

Michael E. Hicks

Senior Vice President and
Chief Financial Officer